UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Piestro, Inc. (f/k/a Future Labs VI, Inc.)

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 4, 2017

Physical address of issuer
1438 9th Street, Santa Monica, CA 90401

Website of issuer
www.piestro.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,204,619	$273,343
Cash & Cash Equivalents	$155,361	$130
Accounts Receivable	$1,020,548	$273,213
Short-term Debt	$1,365769	$4,046
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(1,594,862)	$(28,588)

April 28, 2021

FORM C-AR

Piestro, Inc. (f/k/a Future Labs VI, Inc.)



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Piestro, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website at www.piestro.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Piestro, Inc. (f/k/a Future Labs VI, Inc.) (the "Company" or "Piestro") is a Delaware Corporation, formed on December 4, 2017.

The Company is located at 1438 9th Street, Santa Monica, CA 90401.

The Company's website is www.piestro.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Piestro is building an automated vending machine that will assemble and cook artisanal pizza with the press of a button. Our team has a wealth of experience in automation and kitchen technology, and we are bringing this experience to build one of the world's first pizza vending machines. We are backed by Wavemaker Partners, a global venture capital firm, and by Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.), its in-house robotics and automation corporate innovation studio. Piestro has common ownership with Wavemaker Labs. Piestro is based in Santa Monica, California, and we are currently working on version two of our prototype.

Future VC, LLC controls 52.7% of the voting shares of Piestro. Future VC, LLC also controls 79% of Wavemaker Labs, Inc. Wavemaker Labs provides consulting work for Piestro, in the form of R&D, business development, sales, administration, and fundraising.

RISK FACTORS

Risks Related to the Company

We are an early stage company and have not yet generated any revenue

Piestro, Inc. (f/k/a Future Labs VI, Inc.) was formed on December 4, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Piestro has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our auditor has issued a "going concern" opinion.

Our auditor issued a "going concern" opinion on our audited financial statements for the year ended December 31, 2019, which means they were not sure that we will be able to succeed as a business without additional financing. As of December 31, 2020, the date of our last unaudited financial statements, we had not yet commenced any revenue generating activity. We sustained a net loss of $1,594,862 for the fiscal year ended December 31, 2020 and had an accumulated deficit of $1,639,102 as of the end of the same period. The Company has indicated in our unaudited financial statements that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. While we were successful in raising $1,070,000 in a recent offering under Regulation Crowdfunding and have undertaken other fundraising activities, our ongoing operational expenses are now approximately $150,000 per month without yet generating any corresponding revenue. Our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan.

Our financial statements for the year ended December 31, 2020 have not been audited.

We have not yet obtained an audit of our financial statements for the year ended December 31, 2020. As such, our stated results may change as the statements are adjusted following the completion of an audit.

Our technology is not yet fully developed, and there is no guarantee that we will be able to develop and produce a fully working prototype of our core product.

We are still developing the Piestro prototype that will go into mass production. We still have significant engineering and development work to do before we are ready to deliver a working version of our product and attain revenue. We may be unable to convert our prototype to a prototype that can easily be replicated and put into mass production. Additionally, we may not be able to make a transition to mass production, either via in-house manufacturing or contract manufacturers.

We will be required to raise additional capital in order to develop our technology and next prototype.

The Company is not generating revenue and will require the continued infusion of new capital to continue business operations and ultimately sell or distribute a fully functional version of our product. The Company has embarked on a Regulation A crowdfunding campaign through StartEngine Capital to raise up to an additional $5,000,000. In addition to this crowdfunding offering, the Company may try to raise additional capital through other crowdfunding offerings, equity issuances, or any other method available to the Company. If we cannot raise sufficient debt or equity financing, the Company may be forced to significantly reduce expenses and could become insolvent.

Our company does not yet hold any patents on any products or technology.
We do not yet hold any patents on our product, and so cannot guarantee that our product or technology is proprietary nor that it may be copied by another competitor.

We rely on a small management team to execute our business plan.
Our management team is currently small and made up of only two part-time individuals, Massimo Noja De Marco and Kevin Morris, whom we rely on to help us raise funds and help grow our business. Our partnership and relationship with Wavemaker Labs is crucial for us to achieve our growth plan. If we lost the services of Massimo Noja De Marco or Kevin Morris, the Company would be negatively impacted.

Our failure to attract and retain highly qualified personnel in the future could harm our business.
As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, robotics engineers, machine vision and machine learning experts, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

Our future revenue plans rely on white-labeling our product to existing pizza chains.
Our largest stream of projected revenue comes from selling our pods as "white-labeled" products to existing pizza chains. If we are unable to create partnerships and achieve these sales to existing pizza chains, that will greatly affect our business model and jeopardize our go-to-market strategy.

We may not find suppliers to manufacture the machines.
Piestro does not manufacture the machines completely in house. We obtain components from third-party manufacturers and suppliers in order to build our current demonstration products. We expect to continue this arrangement when ready to produce machines for sale, as well as while we refine the manufacturing process. Producing at scale in the future will require a third-party manufacturer to be the principal party responsible for assembly. We do not yet have any manufactures engaged for that function. Without the right suppliers, Piestro may not be able to build machines at a price point acceptable to the market, which would harm our financial prospects.

The Company's business model is capital intensive.
The amount of capital the Company is attempting to raise in its current public offerings of securities is not enough to sustain the Company's current business plan. In order to achieve near- and long-term goals, the Company will need to procure funds in addition to the amount raised in those offerings. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy, and it may be forced to cease operations and sell - or otherwise transfer - all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We could be adversely affected by product liability, personal injury or other health and safety issues.

As with any company serving food, we must adhere to strict health and safety standards. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

We have competitors with more resources and greater market recognition than Piestro.

Because we are a new entrant to the pizza vending machine market, a number of companies exist that have more resources and greater market recognition than we do. Because of this, we may face issues developing a product and technology that can compete with other players in the market. We will be at a disadvantage as we are a new entrant with significantly less resources and minimal market recognition and penetration.

Additional capital required might not be available or might be available only on terms unfavorable to us or our investors.

We will need to raise any additional capital required beyond our current financing round by offering shares of our Common or Preferred Stock and/or other classes of equity. All of these would result in dilution to our existing investors, plus they may include additional rights or terms that may be unfavorable to our existing investor base. We cannot ensure that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

We may never have an operational product or service.

It is possible that there may never be a fully operational Piestro vending machine or that the product may never be used to engage in transactions. It is possible that the failure to release the product would be the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Certain data and information in this C-AR were obtained from third-party sources and were not independently verified by the Company.

This C-AR contains certain data and information that we obtained from various publicly available third-party publications. We have not independently verified the data and information contained in such third-party publications and we did not commission any such third party for collecting or providing any data used. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods we would have used. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information. Further, none of these sources are incorporated by reference into this C-AR.

Risks Related to COVID-19

The Impact of COVID-19 has slowed product development efforts and could further impact development and distribution of our product in the future.

The Company's product development efforts have been and may continue to be impacted by COVID-19. Due to COVID-19, the Company has been limited by the number of engineers that can work on the machine at any given time in order to maintain safe social distancing, which during 2020 delayed product development by approximately two weeks and led to incremental costs of approximately $50,000. Furthermore, the company relies on third-party manufacturers in some instances, and those manufacturers may have experienced impacts of COVID-19 that could impact their efficiency and thus the production and distribution of Piestro in the future. If we are unable to produce our products due to manufacturing strains, we may not be able to distribute our product quickly and scale our business. This impact would mean we'd need to raise additional capital in order to meet our revenue targets.

THE COMPANY AND ITS BUSINESS

Description of the Business

Piestro is building an automated vending machine that will assemble and cook artisanal pizza with the press of a button. Our team has a wealth of experience in automation and kitchen technology, and we are bringing this experience to build one of the world's first pizza vending machines. We are backed by Wavemaker Partners, a global venture capital firm, and by Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.), its in-house robotics and automation corporate innovation studio. Piestro has common ownership with Wavemaker Labs. Piestro is based in Santa Monica, California and we are currently working on version two of our prototype.

Future VC, LLC controls 52.7% of the voting shares of Piestro. Future VC, LLC also controls 79% of Wavemaker Labs, Inc. Wavemaker Labs provides consulting work for Piestro, in the form of R&D, business development, sales, administration, and fundraising.

Company History

Piestro was incorporated on December 4, 2017 when the team saw the need for an automated pizza vending machine to make and deliver fresh artisanal pizza, fast. With a wealth of experience in automation and kitchen technology, the team sees an increasing demand for high-quality products and quick, convenient service in the fast food industry. Not to mention the vast and growing popularity for artisanal pizza. Traditional pizza restaurants endure low profit margin due to high labor and real estate costs, and oftentimes sacrifice food quality for quick and easy delivery. Piestro provides a robotic vending machine solution that decreases the labor and real estate costs associated with traditional pizzerias, while delivering a fast, high quality food experience to feed the needs of consumers and innovative restaurants.

The Company's CEO, Massimo De Marco, has over 30 years of experience in the food and hospitality industry. He served as a director at Wolfgang Puck Catering and owned and operated PH+E, a boutique consulting firm focusing on opening restaurants across the US, Mexico and Europe. He co-founded Kitchen United to increase automation in the food industry and provide small restaurants with access to commercial kitchen spaces. Additionally, he created culinary expansion in the food delivery realm with Kitchen United. A seventh-generation family restaurant operator from Milan, Italy, Massimo leads Piestro's efforts in developing an authentic, easily accessed, automated pizzeria.

Piestro's development is amplified through Wavemaker Partners and Wavemaker Labs. With over $400 million assets under management and headquarters located in Singapore and Los Angeles, Wavemaker Partners serves as a strategic lead institutional investor for Piestro. Furthermore, the team at Wavemaker Labs notably launched an AI-driven robotic kitchen assistant at Miso Robotics. Wavemaker Partners and its subsidiary Wavemaker Labs provide insights to food technology, robotic R&D, and a team of strategic and technical experts in engineering the Piestro pizzeria. The advantages of being a Wavemaker Partners company are outlined further below.

Product Overview

Piestro is building a fully-automated, fast, and easily accessible pizzeria serving both direct consumers with their own Piestro Pizzerias and restaurants with white-labeled pods. The team has already built a semi-functional prototype that focuses on transfer mechanisms within the device, along with dispensing mechanisms for the toppings. The team is now building and integrating all core subsystems of the machine - including refrigeration to keep ingredients fresh, sensors to detect capacity shortages, and a conveyor belt oven to cook the pizza in less than 3 minutes - with a goal of producing a fully functional prototype in 2021.

- **Fully-Automated -** Existing fast food, quick-service, and artisanal pizza restaurants operate in environments in which labor incurs a high operating cost. Piestro brings a start-to-finish automated pizza experience that decreases labor costs, which are very high in traditional brick and mortar restaurants. With a menu selection of over eight different toppings, including sauce and cheese, consumers will be able to order customized pizzas that will be assembled, cooked, boxed, and provided to the consumer - all without human interaction and within 3 minutes.

- **Fast -** The traditional fast food and dine in pizzeria requires an average of 20 – 30 minutes of wait time, which further increases with customization. Piestro is working towards a fast food experience that only takes 3 minutes.

- **Accessible -** Since the Pizzeria is fully automated, it will be able to operate on a 24/7 basis. The in-development prototype will require approximately 40 square feet of real estate to operate, allowing for lower real-estate costs that those of traditional brick-and-mortar restaurants. Through Piestro's second go-to-market approach, white-labeling, The Company can empower existing pizza chains to expand their market reach at minimal cost and risk, when compared to opening new locations.

- **Made-to-Order -** Piestro pizzerias allow customization with multiple topping choices and easy pre-ordering functionality, which will include a touch screen pad and wireless applications for ordering ahead.

Market

The worldwide pizza restaurant market had a 2019 volume of $154 billion and is expected to increase to $230 by 2023. The fast food restaurant industry in the U.S. has seen a 3.8% annual growth to $293.1 billion over the five years to 2020. Pizza restaurant sales is the highest growing segment in the United States fast food industry with $46.9 billion in revenue in 2019 and a compound annual growth rate (CAGR) of 3%. According to an IBISWorld report, consumer spending is expected to increase at a rate of 1.7% annually over the five years to 2024, and the increased spending power created a demand for high-quality food products and an increase in restaurant input costs. Pizza restaurant wages as a share of revenue increased to 40.2% in 2019 with anticipated 1.1% annualized growth rate. The report further suggests consumers in the market spaces are becoming increasing conscious of food quality and the use of fresh and organic ingredients. Piestro enters into the space addressing the challenges of both increased labor costs and the demand for higher quality food production.

According to the Bureau of Labor Statistics, the Consumer Price Indices for food consumed away from home have increased 3.1% in 2019, and the number of households earning over $100,000 rises at an annualized 0.8% over the five years to 2024. The growth of wealthy households will generate higher demand for more expensive pizza restaurants and gourmet pizzas, which will help boost industry growth. Through continued trends of premiumization and menu adaptation, pizza restaurant chains will experience continued growth by targeting consumers from higher income brackets. Chains catering to lower incomes are competing in a highly saturated marketplace, thus limiting opportunity for organic growth. Piestro's ability to provide a variety of healthy made-to-order pizza options while catering toward the fast food delivery experience enables penetration in both tires of the market.

Manufacturing
The Company's strategy for manufacturing will evolve with production volumes, leveraging contract manufacturers to meet initial and medium-term demand while Piestro builds and fine-tunes its internal production lines to service long-term demand. In the near term, all Piestro products will be produced internally and locally in order to maintain control over quality and cost, and most importantly, to ensure there is a direct source of feedback for ongoing product improvement.

Initial pre-production volumes, roughly on the order of 10-50 units, will be produced in small batches internally and through local manufacturers. This will allow Piestro to rapidly address any issues that may arise and help ensure a smooth ramp-up for the contract manufacturer. Once released for production, demand will be met by a combination of the output from the contract manufacturers, along with Piestro's own internal production lines, the majority from the contract manufacturer at first. This will allow Piestro to focus on automation and quality programs without restricting production volumes. As production begins to scale, Piestro plans to use other manufacturing opportunities for faster production at lower costs.

Sales & Marketing
Piestro believes its automated pizzeria will resonate with existing pizza chains and direct consumers because of its speed, convenience, quality production, and low costs. We plan to hold a dual revenue stream approach by both offering white-labeled partnerships for existing pizza restaurants and Piestro-branded machines for a direct-to-consumer model. In the later stage of the product development, we plan to enable additional features such as add-on beverage services and end-to-end delivery partnership. Because pizza has a popular demand globally, we also look to expand towards markets and franchises overseas.

For these reasons, our sales and marketing efforts are reliant upon two approaches: (1) Establishing real-estate locations for Piestro-owned units through partnerships with operations such as co-working spaces, theme parks, or convenience stores; and (2) Partnering with existing pizza chains and restaurants as customers to white label Piestro pizzerias.

While Piestro has not yet formalized any commercial agreements, the Company is fielding a high volume of interest from potential partners and is actively engaged in negotiations with multiple potential corporate clients. None of these interested partners have entered into any formal agreements with the Company, and we cannot be assured of any discussions will result in commercial agreements.

Competition
There are existing direct competitors in the pizza automation space including Picnic, Basil Street and Let's Pizza. Amongst the competitors, Basil Street and Let's Pizza have a similar start-to-finish ordering and dispensary vending machine product as Piestro, but neither of the machines

allow the visionary experience for consumers to observe the whole dispensary and baking process. Picnic creates robotic pizza assembly machines that cannot accomplish the full process without human assistance. Although it is an approach toward automation, the company does not hold the same easily accessible features and direct consumer facing capabilities as Piestro.

- **Picnic** – Picnic was incorporated in December 2016, with its product being an automated, modular assembly line to streamline pizza making in the kitchen of existing restaurants. The Picnic machine performs any number of food assembly tasks in any order, completely configurable to any restaurant's process. It uses computer vision and deep learning to ensure output to exact standards.

- **Basil Street** – Basil Street is a direct competitor to Piestro. Its Automated Pizza Kitchens (APK) are robotic vending machines consisting of a freezer, patent pending three element non-microwave speed oven, touchscreen terminal, frozen pizzas and a dispensing tray. Cook time is about 3 minutes for a 10-inch pizza, offered with 3 choices of toppings. Unlike Piestro's glass display of the pizza assembly and baking process, Basil Street's product features a video display screen at the front of the machine.

- **Let's Pizza** – Let's Pizza features a vending machine prototype. The machine dispenses pre-portioned and pre-packaged ingredients with automatic kneaded dough to compile the product in under 3 minutes. It takes a conventional vending machine outlook with cash dispensary and button-press display. The company is based in Europe and first launched in 2009 with a less customizable version of their product.

- Competition also exists in current regional and national pizza restaurants. The customization features, 24/7 access and low labor and real estate cost enables Piestro to generate a higher return and profit margin than comparable brick-and-mortar stores. Piestro's ability to partner with delivery services and remote ordering feature further increase the competitiveness in both the traditional and automated pizza space.

Wavemaker Partners and Wavemaker Labs
As a Wavemaker Labs company, Piestro has access to several valuable resources. Wavemaker is a venture capital ("VC") firm called Wavemaker Partners and a corporate venture studio called Wavemaker Labs under one roof, which brings value to Piestro in several ways:

Wavemaker Partners: Top-Decile Venture Capital Fund since 2003 with $400mm+ assets under management

- **Capital** - Wavemaker is the lead investor of Piestro and provides valuable insights from over 16 years in the venture ecosystem that will help Piestro in current and future capital raises.
- **Customer Introductions** - With an extensive network, Wavemaker is able to provide Piestro access to LPs, acquirers, international corporations and other business relationships. Furthermore, Wavemaker Partners is part of the Draper Venture Network, which has 800+ relationships in 550+ corporations around the world. Access to any one of these relationships is one email away.
- **Global Network** - Wavemaker is dual headquartered in LA and Singapore, which gives Piestro the ability to scale globally with extensive connections across multiple continents.

Wavemaker Labs: Corporate Innovation Venture Studio

- **Connections -** Wavemaker Labs has internal teams spanning finance, marketing, human resources, and operations that can assist Piestro in growing its business.

- **Resources -** Piestro benefits from free office space, accounting, legal, and various other resources to keep the business lean during its early growth stages.
- **Product Acceleration -** In-house roboticists and engineers are devoting time and energy to evaluate and build the initial software and hardware packages for Piestro.
- **Focus and Track Record -** Wavemaker Labs has a history of commercializing robotics in Food and Agriculture, which provides Piestro with valuable expertise and insights at minimal to no cost.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The Company is currently led by CEO Massimo De Marco, COO Kevin Morris, and Director James Buckly Jordan. Piestro also relies on part-time contractors for a variety of functions, including marketing, business development, and finance. As a part of our current capital raise, we plan to hire a number of engineers to assist in future research and development, with the main goal of finishing our minimum viable product and preparing for production. Additional hires will include individuals in sales, marketing, and administrative roles.

Name	Position	Age	Term in Office
Executive Officers			
James Jordan	Chairman & President	40	Indefinite, appointed December 2017
Massimo Noja de Marco	CEO	57	Indefinite, appointed May 2020
Kevin Morris	COO	38	Indefinite, appointed September 2019
Directors			
James Jordan	Director	40	Indefinite, appointed December 2017

Massimo Noja De Marco, CEO
Massimo founded Kitchen United in 2017, a commercial kitchen service for brick & mortar and online restaurants where he also served as the CEO. He also owned and operated PH+E, a boutique consulting firm focusing on opening restaurants, hotels and bars across the US, Mexico and Europe from 2014 to 2019. Previously, he was the Vice President of Operations Hospitality at Wolfgang Puck Catering and Events, overseeing operations for all venues in southern California. Formerly, Massimo owned and operated restaurants in NYC and LA and ran the Food and Beverage Department for The Ritz Carlton in Marina Del Rey and Hillcrest Country Club in Beverly Hills. Massimo is a seventh-generation Hospitality professional in the Lake District outside of Milan, Italy, where he graduated with a degree in Hospitality Management and a Bachelors in Public Relations from IULM University in Milan. For three years he ran his family's business composed of boutique hotels and restaurants in Italy.

Kevin Morris, COO
Kevin oversees operations, finance and strategy at Wavemaker Labs, a corporate venture studio founded in 2016. He also serves as the CFO of Miso Robotics, a robotic kitchen assistant company in Southern California. Prior to that, Kevin was a COO/CFO of Denim.LA, Inc. (dba "DSTLD"), where he oversaw operations, finance, customer service and market strategy and analytics from

2014-2019. Before DSTLD, Kevin was the Vice President of Sales at Elegant Sports (Adidas Gymnastics) from 2013 to 2014 and worked at the International Revenue Management sector of American Airlines from 2012-2013. Kevin obtained an MBA from the UCLA Anderson School of Management in 2011.

James Buckly Jordan, Director & President
James has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. He also serves as the CEO of Miso Robotics, a company that produces robotic kitchen assistants in Southern California. Prior to that, James was Manager Partner at early stage venture fund Canyon Creek Capital, a position he has held since 2010. James ("Buck") is a technologist and early stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector's office, and as an Army Blackhawk Pilot.

Compensation of Directors and Executive Officers
Through December 31, 2020, we compensated our three highest paid directors and executive officers as follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
James Jordan	Chairman & President	$ 0	$ 0	$ 0
Massimo Noja de Marco	CEO	$ 28,500	$ 0	$ 28,500
Kevin Morris	COO	$ 0	$ 0	$ 0

The Company hired Massimo Noja de Marco as CEO in April 2020. His equity compensation includes 247,253 shares of Common Stock of the Company granted as stock options, 164,835 of which vest over 4 years with a 1-year cliff. The remaining 82,418 have no vesting scheduling.

The Company hired Kevin Morris as COO in September of 2019. His compensation includes equity equal to 62,967 shares of Common Stock of the Company granted as stock options, which vest fully over 4 years with a 1-year cliff.

CAPITALIZATION AND OWNERSHIP

Description of Capital Stock
The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Piestro's authorized capital stock will consist of 10,000,000 shares of Common Stock, $0.0001 par value per share. Additionally, our authorized capital stock will consist of 5,000,000 shares of Preferred Stock, and 3,000,000 shares of Class F Stock, $0.0001 par value per share. As of April 2021, the Company has issued 3,000,000 shares of Class F Stock and 797,150 shares of Common Stock, as well as granted 32,967 Common Warrants and 666,923 Common Stock Options.

Common Stock

Voting Rights and Proxy
Each holder of Common Stock has the right to one vote per share of Common Stock and is entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The holders of Class F Stock and Common Stock will vote together as a single class on all matters, except as required by applicable law. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's President to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement. The full subscription agreement appears as Exhibit 4 to the Offering Statement of which this Offering Circular forms a part.

Election of Directors
Elections of directors don't need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Dividend Rights
Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Liquidation Rights
In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Other Rights

Neither the Class F Stock nor the Common Stock is redeemable by any holder thereof.

Class F Stock

General
Our Class F Stock has been issued to founders of the Company. Under the terms of our Amended and Restated Certificate of Incorporation, we are authorized to issue up to 3,000,000 shares of our Class F Stock. As provided by the Company's Amended and Restated Articles of Incorporation, following the closing on a preferred equity financing, 10% (or 300,000) shares of the Company's Class F Stock will be converted into shares of the subsequent series of preferred stock.

Dividend Rights
Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock, as the case may be, and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Election of Directors
Elections of directors do not need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Voting Rights
Each holder of the Class F is entitled to one vote for each share of Common Stock, which would be held by each stockholder if all of the Class F was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Class F Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Class F Stock, Common Stock, and Preferred Stock provided that in accordance with the terms of the Company's Amended and Restated Certificate of Incorporation.

As long as any shares of Class F Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of Class F Stock, (i) amend, alter or repeal any provision of this Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Stock; (ii) increase or decrease the authorized number of shares of Class F Stock or Common Stock; (iii) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Liquidation Event; or (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, or consent to any of the following.

Liquidation Rights
In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Conversion Rights
Upon each equity financing ten percent (10%) of the shares of Class F Stock held by each holder

of Class F Stock will automatically convert into shares of the subsequent series of preferred stock of the Corporation that is issued.

Each share of Class F Stock is convertible at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into one fully paid and nonassessable share of Common Stock.

Any share of Class F Stock that is sold by the holder thereof in connection with a preferred equity financing shall, subject to restrictions on the transfer of such share under the bylaws of the Corporation or applicable agreements, automatically convert into shares of the Subsequent Preferred Stock at the applicable Conversion Ratio, effective immediately upon the purchase of such share of Class F Stock by an investor in connection with such Equity Financing (whether or not such investor otherwise participates in the Equity Financing).

Provisions of Note in Our Bylaws
Under Article VII of our Bylaws, as amended, the sole and exclusive judicial forum for the following actions will be the Court of Chancery of the State of Delaware:

(1) Any derivative action or proceeding brought on behalf of the Corporation;

(2) Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders;

(3) Any action asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or Bylaws;

(4) Any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or

(5) Any action asserting a claim against the Corporation governed by the internal affairs doctrine.

Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. This provision does not apply to actions arising under the Securities Act. Further, it does not apply to actions arising under the Exchange Act as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

RECENT OFFERINGS OF SECURITIES

On June 5, 2020, the Company began a Regulation CF equity crowdfunding campaign, through which it offered up to 656,440 shares of Common Stock. Shares purchased by subscribers in this offering are subject to an irrevocable proxy whereby all voting rights are held by the company's CEO, or his or her successor. In this equity crowdfunding round, the Company maximized its Regulation CF campaign, raising the full $1,070,000. Additionally, the Company raised $100,000 and issued 61,350 shares of Common Stock in a concurrent offering to accredited investors.

As of March 18, 2021 and continuing for up to twelve (12) months, the Company is offering Common Stock to investors through an offering under Regulation A. Under the Regulation A offering, the Company has qualified up to 1,953,125 shares of Common Stock, plus up to 585,938 shares of Common Stock to be issued as Bonus Shares, and up to 39,063 shares of Common Stock to be issued to StartEngine Primary, LLC as commission. The shares of Common Stock will be subject to an irrevocable proxy whereby all voting rights will be held by the company's President. As of April 26, 2021, we have issued 216,714 shares in the Regulation A offering and received gross proceeds of $520,442.88.

Security Ownership of Management and Certain Security Holders

Title of Class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	
Class F Stock	James Jordan	12,500 shares held directly, and 2,373,327 shares held through Future VC, LLC.	N/A	79.53	%
Class F Stock	Future VC, LLC	2,373,327 shares held directly	N/A	79.11	%
Common Stock	James Jordan	N/A	30,000 shares held as stock options	2.05	%
Common Stock	Kevin Morris	N/A	62,967 shares held as stock options	4.30	%
Common Stock	Massimo Noja De Marco	N/A	247,253 shares held as stock options	16.89	%
Common Stock	All directors and officers as a group	N/A	340,220 shares held as stock options in total	23.24	%
Class F Stock	All directors and officers as a group	2,385,827 Class F shares held in total	N/A	79.53	%

(1) All addresses are c/o Future VC, LLC, 1438 9th Street, Santa Monica, CA 90401.

Amounts are as of April 2021. The final column (Percent of Class) includes a calculation of the amount the person owns of that particular class, and not total ownership or voting power.

James Jordan owns a majority of the voting control of Future VC, LLC via his ownership of 2,373,327 shares.

Stock Incentive Plan
Effective January 31, 2020, the Company adopted its Stock Incentive Plan, with 659,340 shares of Common Stock to be reserved for issuance under the plan. In September 2020, the Company increased the number of shares reserved for issuance under the plan to 669,932. All officers and employees of the company, and certain advisors and contractors will be able to participate in the plan on an equal basis. To date, options to acquire 666,932 have been issued under the plan, which includes 247,253 issued to Massimo Noja de Marco identified above.

FINANCIAL DISCUSSION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. Our financial statements for the year ended December 31, 2020 have not been audited. We believe that all adjustments necessary to make the financial statements not misleading have been included.

Management's Discussion and Analysis on Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes attached hereto as Exhibit A. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2019 and 2020
Through fiscal years ended December 31, 2019 and 2020, the Company was in an early stage of development and had not generated revenue.

The Company focused the majority of time in 2019 on developing the concept for a pizza vending machine and did not commence research & development activities until 2020. As such, most costs in 2019 were solely related to general & administrative, totaling $34,256. In 2020, the Company focused the majority of its efforts and expenses on developing its first proof of concept prototype. As such, the Company incurred $1,133,323 in research and development (R&D) expenses during this time period. The Company also incurred $176,875 in general and administrative (G&A) expenses during this period, mostly related to business development and fundraising efforts.

The Company also incurred sales and marketing related costs totaling $10,045 in 2019 and $304,184 in 2020. In 2019, these were primarily related to branding and marketing as we started to develop the public-facing brand; in 2020, they expanded to promotion of the Company as part of our Regulation CF equity crowdfunding campaign.

Of note, Piestro is able to mitigate high costs associated with early hardware development because of the shared access to exceptional engineers and equipment in the Wavemaker Labs venture studio under the terms of our Master Services Agreement with Wavemaker Labs. As of December 31, 2020, the Company had incurred costs for services rendered by Wavemaker Labs totaling $876,960.80.

Liquidity and Capital Resources – Fiscal Years Periods Ended December 31, 2020 and 2019
As of December 31, 2020, the Company's cash on hand was $155,361, and the Company still had loans receivable of $976,995 from a related party, as well as $43,553 in interest receivable from

that same related party. This is compared to a loan receivable balance of $250,000 and an interest receivable of $23,213 as of December 31, 2019 from the same related party.

As mentioned in "Recent Offerings of Securities" above, the Company launched a Regulation CF campaign on June 5, 2020 to raise capital. This round was facilitated via StartEngine Capital at a pre-money valuation of $6,000,000. Through it, the Company maximized its Regulation CF Offering, raising the full $1,070,000. Additionally, the Company raised $100,000 and issued 61,350 shares of Common Stock in a concurrent offering to accredited investors.

The Company is not generating revenue and requires the continued infusion of new capital to continue business operations. Thus, the Company has embarked on a Regulation A crowdfunding campaign, as mentioned in 'Recent Offerings of Securities" above, to raise additional capital. This round is also through StartEngine Capital, this time at a valuation of $12,000,000. Through this campaign, the Company seeks to raise up to $5,000,000. In addition to this crowdfunding offering, the Company may try to raise additional capital through other crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Plan of Operations
The Company has not yet generated any revenues and currently has a small team of employees and consultants that have helped us achieve the progress we've realized to date. As detailed in "Recent Offerings of Securities" above, we have surpassed the minimum amount of $25,000 set out in our current Regulation A Offering. In accordance with the associated "Use of Proceeds," set out in said Offering, we will hire more engineers to help us complete a fully working prototype and a minimal viable product. Based on our projections, we estimate that we will be able to start production in 2021.

If we raise the maximum amount of funds, we anticipate moving into production in 2021 and beginning to generate revenue in 2022. However, we still anticipate having to raise additional funds for the business within 12 to 16 months, as we will remain in a capital-intensive period while we build up the Company's revenue and gain production efficiencies with scale.

Although many businesses are financially impacted by COVID-19, we believe our product will see an increase in demand due to its touchless nature. However, it remains true that the long-term economic impact of COVID-19 are uncertain.

Trend Information
The Company had minimal expenses from launching in late 2017 through June 30, 2020. After raising capital through its Regulation CF campaign in 2020, the Company was able to ramp up product development efforts - and therefore expenses - in the second half of 2020. The Company expects to start production and deliver the first batch of working Piestro pods in 2021. Prior to that, we anticipate increased expenses associated with engineering, research and development, business development, marketing, and fundraising. Any delays in the development process can possibly have an effect on the Company's ability to meet this deadline. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process.

RELATED PARTY TRANSACTIONS AND BAD ACTOR DISCLOSURE

Related Party Transactions
In June 2018, the Company issued a loan to Wavemaker Partners V LP, with a total principal of $250,000 with a 6% compounded per annum interest rate. The maturity date of this loan is July 1,

2021. This loan remained unpaid as of December 31, 2020. Wavemaker Partners V LP is a partial owner in Future VC, LLP, which currently owns 79.11% of the Company's Common Stock.

On November 1, 2018, the Company loaned $40,000 to a related party, Future VC, LLC, under a secured promissory note. The loan bears 3% simple interest per annum. The loan principal and interest were repaid in full on April 1, 2019. During the years ended December 31, 2019 and December 31, 2018, the Company recognized $300 and $200 in interest income, respectively.

In 2020, the Company loaned an aggregate of $739,745 to related parties Graze, Inc. (f/k/a Future Labs V, Inc.) and Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc.). The loans bear interest from 3% to 6% per annum and mature in varying dates through 2021. As of December 31, 2020, $726,995 of the loan principal and $5,340 in interest remained unpaid.

On March 21, 2019, the Company borrowed $800 under a secured promissory note with a related party. The note bears interest at 3% per annum. The note was payable in full on March 21, 2020, the maturity date. During the year ended December 31, 2019, the Company had recognized $1 of interest expense. This note was repaid during 2019.

During 2020 and 2019, the Company received an aggregate of $33,000 and $4,000, respectively, from related-party notes from related parties Future Labs III, Inc. (d/b/a Future Acres) and Future VC, LLC. The notes bear interest at 3% per annum and mature at varying dates through 2021. During the years ended December 31, 2020 and 2019, the Company incurred interest expense of $820 and $46, respectively, all of which remained unpaid as of December 31, 2020.

As of December 31, 2020, the Company had incurred unpaid related-party costs (accounts payable) of $1,191,958, of which $876,960.80 was for services rendered by Wavemaker Labs, as indicated in the Financial Discussion above.

In March 2020, the Company signed a Master Services Agreement ("MSA") with Wavemaker Labs, Inc. (f/k/a Future Labs VII, Inc), where Wavemaker Labs would provide various consulting services for the Company. The services performed include financial, business development, product development, and engineering consulting work pursuant to specific statements of work. Wavemaker Labs has common ownership with the Company via all of its Class F shareholders, including Future VC, LLC, which have the same number of Class F shares in the Company as they do in Future Labs VII, Inc. As a part of this MSA, Wavemaker Labs will invoice the Company as much as twice a month for each hour of labor exerted and all materials expenses.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Piestro, Inc. (f/k/a Future Labs VI, Inc.)

By /s/ *James Buck Jordan*
James Buck Jordan, Director
Piestro, Inc.
Date: April 28, 2021

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

By /s/ *Massimo Noja De Marco*
Massimo Noja De Marco, Chief Executive Officer
Piestro, Inc.
Date: April 28, 2021

By /s/ *James Buck Jordan*
James Buck Jordan, Director
Piestro, Inc.
Date: April 28, 2021

By /s/ *Kevin Morris*
Kevin Morris, Chief Financial Officer and
Chief Accounting Officer
Piestro, Inc.
Date: April 28, 2021

EXHIBITS

Index to Exhibits

PIESTRO, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019
UNAUDITED


PIESTRO, INC.

BALANCE SHEETS

UNAUDITED


	December 31,	
	2020	**2019**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 155,361	$ 130
Loan receivable, related party	976,995	250,000
Interest receivable, related party	43,553	23,213
Prepaid expenses	12,750	-
Deferred offering costs	15,960	-
Total assets	$ 1,204,619	$ 273,343
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable, related party	$ 1,191,958	$ -
Accounts payable	135,945	-
Loan payable, related party	37,000	4,000
Interest payable, related party	866	46
Total liabilities	1,365,769	4,046
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding as of both December 31, 2020 and 2019	-	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, 3,000,000 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively	300	-
Common stock, $0.0001 par value, 10,000,000 shares authorized, 797,150 and 3,000,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively	80	300
Additional paid-in capital	1,499,898	313,237
Subscription receivable	(22,327)	-
Accumulated deficit	(1,639,102)	(44,240)
Total stockholders' equity	(161,151)	269,297
Total liabilities and stockholders' equity	$ 1,204,619	$ 273,343


See accompanying notes, which are an integral part of these financial statements.



PIESTRO, INC.

STATEMENTS OF OPERATIONS

UNAUDITED


	Year Ended December 31,	
	2020	**2019**
Net revenue	$ -	$ -
Cost of net revenue	-	-
Gross profit	-	-
Operating expenses:		
Research and development	1,133,323	-
Sales and marketing	304,184	10,045
General and administrative	176,875	34,256
Total operating expenses	1,614,382	44,301
Loss from operations	(1,614,382)	(44,301)
Other income (expense):		
Interest income	20,340	15,760
Interest expense	(820)	(47)
Total other income (expense), net	19,520	15,713
Provision for income taxes	-	-
Net loss	$ (1,594,862)	$ (28,588)
Weighted average common shares outstanding - basic and diluted	996,988	3,000,000
Net loss per common share - basic and diluted	$ (1.60)	$ (0.01)


See accompanying notes, which are an integral part of these financial statements.


PIESTRO, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICT)

UNAUDITED

	Preferred Stock		Class F Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balances at December 31, 2018	-	-	-	-	3,000,000	$ 300	$ 313,237	$ -	$ (15,652)	$ 297,885
Net loss	-	-	-	-	-	-	-	-	(28,588)	(28,588)
Balances at December 31, 2019	-	-	-	-	3,000,000	$ 300	$ 313,237	$ -	$ (44,240)	$ 269,297
Conversion of common stock to Class F stock	-	-	3,000,000	300	(3,000,000)	(300)	-	-	-	-
Issuance of common stock, net of issuance costs	-	-	-	-	731,383	73	963,918	(22,327)	-	941,664
Issuance of common stock for services	-	-	-	-	65,767	7	107,193	-	-	107,200
Stock-based compensation expense	-	-	-	-	-	-	115,550	-	-	115,550
Net loss	-	-	-	-	-	-	-	-	(1,594,862)	(1,594,862)
Balances at December 31, 2020	-	$ -	3,000,000	$ 300	797,150	$ 80	$ 1,499,898	$ (22,327)	$ (1,639,102)	$ (161,151)

See accompanying notes, which are an integral part of these financial statements.


PIESTRO, INC.

STATEMENTS OF CASH FLOWS

UNAUDITED


	Year Ended December 31,	
	2020	**2019**
Cash flows from operating activities:		
Net loss	$ (1,594,862)	$ (28,588)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation expense	115,550	-
Common shares issued for services	107,200	-
Changes in operating assets and liabilities:		
Interest receivable, related party	(20,340)	(15,328)
Prepaid expenses	(12,750)	-
Accounts payable, related party	1,191,958	-
Accounts payable	148,696	-
Interest payable, related party	820	46
Net cash used in operating activities	(63,728)	(43,870)
Cash flows from investing activities:		
Issuance of loans to related parties	(739,745)	-
Repayment of loans from related parties	-	40,000
Net cash used in investing activities	(739,745)	40,000
Cash flows from financing activities:		
Proceeds from related party loans	33,000	4,000
Proceeds from issuance of common stock, net of issuance costs	941,664	
Offering costs	(15,960)	-
Net cash provided by financing activities	958,704	4,000
Net change in cash and cash equivalents	155,231	130
Cash and cash equivalents at beginning of period	130	-
Cash and cash equivalents at end of period	$ 155,361	$ 130
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -


See accompanying notes, which are an integral part of these financial statements.


1. **NATURE OF OPERATIONS**

   Piestro, Inc. (the "Company") is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs VI, Inc. On November 25, 2020, the Company changed its name to Piestro, Inc. The Company was formed to sell automated pizza vending machines. The Company is headquartered in Santa Monica, California.

   As of December 31, 2020, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. **GOING CONCERN**

   The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

   The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,594,862 and $28,858 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $1,639,102. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation

   The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

   Use of Estimates

   The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

   Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

   Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and 2019 amounted to approximately $247,00 and $10,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2020, the Company had capitalized deferred offering costs of $15,960.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2020 and 2019 are as follows:

	Year Ended December 31,	
	2020	**2019**
Options to purchase common stock	621,923	-
Warrants	32,967	-
Total potentially dilutive shares	654,890	-

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **LOAN RECEIVABLE, RELATED PARTY**

The following is a summary of related party loan receivables by entity as of December 31, 2020 and 2019:

Name	Accrued Interest as of December 31, 2020	Outstanding Balance as of December 31,	
		2020	**2019**
Future Labs V, Inc.	$ 185	$ 9,500	$ -
Future Labs VII, Inc.	5,155	717,495	-
Wavemaker Partners V, LP	30,713	250,000	250,000
	$ 36,053	$ 976,995	$ 250,000

In 2020, the Company loaned an aggregate of $739,745 to related parties. The loans bear interest from 3% to 6% per annum and mature in varying dates through 2021. In 2019, the Company received $40,000 in repayments from a related party loan issued in 2018.

All loans above are unsecured. During the years ended December 31, 2020 and 2019, the Company recognized interest income of $43,553 and $23,313, respectively, all of which remains unpaid as of December 31, 2020 and 2019.

5. **LOAN PAYABLE, RELATED PARTY**

The following is a summary of related party loan payables by entity as of December 31, 2020 and 2019:

Name	Accrued Interest as of December 31, 2020		Outstanding Balance as of December 31,			
			2020		2019	
Future Labs III, Inc.	$	168	$	7,000	$	-
Future VC, LLC		698		30,000		4,000
	$	866	$	37,000	$	4,000

During 2020 and 2010, the Company received an aggregate of $33,000 and $4,000, respectively, from several related party notes. The notes bear interest at 3% per annum and mature in varying dates through 2021.

During the years ended December 31, 2020 and 2019, the Company incurred interest expense of $820 and $46, respectively, all of which remains unpaid as of December 31, 2020 and 2019.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

6. **STOCKHOLDERS' EQUITY**

As of December 31, 2020, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. The Company is authorized to issue 5,000,000 shares of Preferred Stock, 3,000,000 shares of Class F Stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred Stock and Class F Stock are convertible into shares of common stock.

The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock.

As of December 31, 2020 and 2019, there were no shares of Preferred Stock issued or outstanding.

The holders of Class F and common stock shall have the following rights and preferences:
Voting
Each holder of common stock shall have the right to one vote per share. Each holder of Class F stock shall have the right to one vote for each share of common stock into which such Class F stock could then be directly converted (without first being converted to another series of subsequent preferred stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. The holders of Class F stock and common stock shall vote together as a single class on all matters.

Dividends

The holders of Preferred Stock, Class F Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the entire assets of the Company legally available for distribution shall be distributed among the holders of the Class F stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such Class F stock into common stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall automatically be converted into one share of common stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock. Each share of Class F Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into an equal number of shares of common stock.

Stock Transactions

In April 2020, all 3,000,000 shares of common stock outstanding were converted into 3,000,000 shares of Class F Stock.

In 2020, the Company completed a Regulation CF offering and issued an aggregate of 700,708 shares of common stock for gross proceeds of $1,069,995, or $1.53 per share. As of December 31, 2020, the Company had a subscription receivable of $22,327 pertaining to this offering.

In September 2020, the Company issued 30,675 shares under of common stock Regulation D for proceeds of $50,000.

In December 2020, the Company issued 35,092 shares of common stock pursuant to an agreement for services. The fair value of $57,200 was included in sales and marketing expenses in the statements of operations.

7. **STOCK-BASED COMPENSATION**

Future Labs VI, Inc 2020 Stock Plan

In April 2020, the Company has adopted the Future Labs VI, Inc 2020 Stock Plan ("2020 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 669,932 shares as of December 31, 2020. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan's inception. As of December 31, 2020, there 48,009 shares available for grant under the 2020 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period, with a 1-year cliff.

A summary of information related to stock options for the years ended December 31, 2020 and 2019 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	-	$ -	$ -
Granted	621,923	0.73	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2020	621,923	$ 0.73	$ 558,791
Exercisable as of December 31, 2020	157,967	$ 0.83	$ 232,053

As of December 31, 2020, the weighted average duration to expiration of outstanding options was 9.2 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31, 2020
Risk-free interest rate	0.98%
Expected term (in years)	6.07
Expected volatility	44.43%
Expected dividend yield	0%
Fair value per option	$0.31

The total grant-date fair value of the options granted during the year ended December 31, 2020 was $194,836. Stock-based compensation expense for stock options of $113,208 was recognized under FASB ASC 718 for the year ended December 31, 2020. Total unrecognized compensation cost related to non-vested stock option awards amounted to $81,629 as of December 31, 2020, which will be recognized over a weighted average period of 1.9 years.

Warrants

In January 2020, the Company granted warrants to purchase 32,967 shares of common stock with an exercise price of $0.50 per share to a related party as consideration for services. The grant-date fair value was $0.22 per share, or an aggregate fair value of $7,253. The warrants vest over a 48-month period with a 1-year cliff. As of December 31, 2020, 10,302 warrants had vested. Stock-based compensation expense of $2,343 was recognized under ASC 718 for the year ended December 31, 2020.

All stock-based compensation expense for stock options and warrants was classified as general and administrative expenses in the statements of operations.

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Year Ended December 31,			
		2020		2019
General and administrative expenses	$	113,280	$	-
Research and development expenses		2,270		-
	$	115,550	$	-

8. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, research and development and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $665,566 and $12,411, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,			
		2020		2019
Deferred tax assets:				
Net operating loss carryforwards	$	378,775	$	12,411
Cash to accrual differences		286,791		-
Valuation allowance		(665,566)		(12,411)
Net deferred tax assets	$	-	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $665,566 and $12,411 were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $653,156 and $8,037 during the years ended December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,347,475 and $44,150.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

9. **RELATED PARTY TRANSACTIONS**

Refer to Notes 4 and 5 for detail on the Company's loan receivable, loan payable and convertible promissory notes with related parties.

The following is a summary of operating expenses incurred with related parties during the years ended December 31, 2020 and 2019:

	Year Ended December 31,	
	2020	2019
Research and development	$ 1,051,266	$ 527,687
Sales and marketing	167,232	27,220
	$ 1,218,498	$ 554,907

10. **COMMITMENTS AND CONTINGENCIES**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11. **SUBSEQUENT EVENTS**

In January 2021, the Company initiated a Regulation A+ offering of commons stock. Through the issuance date, the Company has raised approximately $548,000 in gross proceeds from this offering.

Management has evaluated subsequent events through April 20, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Exhibit B

Future Labs VI, Inc.
d/b/a Piestro
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2019 and 2018

Future Labs VI, Inc.

TABLE OF CONTENTS



a artesian CPA, LLC

To the Board of Directors of
Future Labs VI, Inc.
Santa Monica, California

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Future Labs VI, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Labs VI, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations, has not generated revenues or profits since inception, incurred net losses of $28,588 and $15,652 and had negative operating cash flows for the years ended December 31, 2019 and 2018, respectively, has an accumulated deficit of $44,240 as of December 31, 2019, and has limited available liquid assets with just $130 of cash held as of December 31, 2019. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
March 20, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Future Labs VI, Inc.
BALANCE SHEETS
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 130	$ -
Loan receivable, related party	250,000	290,000
Interest receivable, related party	23,213	7,885
Total Current Assets	273,343	297,885
TOTAL ASSETS	$ 273,343	$ 297,885
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Note payable, related party	$ 4,000	$ -
Interest payable, related party	46	-
Total Current Liabilities	4,046	-
Stockholders' Equity (Deficit):		
Preferred Stock, $0.0001 par, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding, as of December 31, 2019 and 2018, respectively.	-	-
Common Stock, $0.0001 par, 10,000,000 shares authorized, 3,000,000 and 3,000,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively.	300	300
Additional paid-in capital	313,237	313,237
Accumulated deficit	(44,240)	(15,652)
Total Stockholders' Equity (Deficit)	269,297	297,885
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 273,343	$ 297,885

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

F-3

Future Labs VI, Inc.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$ -	$ -
Costs of net revenues	-	-
Gross profit	-	-
Operating Expenses:		
General & administrative	34,256	23,537
Sales & marketing	10,045	-
Total Operating Expenses	44,301	23,537
Loss from operations	(44,301)	(23,537)
Other Income/(Expense):		
Interest income	15,760	7,885
Interest expense	(47)	-
Total Other Income/(Expense)	15,713	7,885
Provision for income taxes	-	-
Net Loss	$ (28,588)	$ (15,652)

Weighted-average vested common shares outstanding		
-Basic and Diluted	3,000,000	2,486,321
Net loss per common share		
-Basic and Diluted	$ (0.01) $	(0.01)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

F-4

Future Labs VI, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the years ended December 31, 2019 and 2018

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance at December 31, 2017	-	$ -	626,673	$ 63	$ 313,274	$ -	$ 313,337
Issuance of common stock	-	-	2,373,327	237	(37)	-	200
Net loss	-	-	-	-	-	(15,652)	(15,652)
Balance at December 31, 2018	-	-	3,000,000	300	313,237	(15,652)	297,885
Net loss	-	-	-	-	-	(28,588)	(28,588)
Balance at December 31, 2019	-	$ -	3,000,000	$ 300	$ 313,237	$ (44,240)	$ 269,297

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

F-5

Future Labs VI, Inc.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (28,588) $	(15,652)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in interest payable, related party	46	
(Increase)/Decrease in interest receivable, related party	(15,328)	(7,885)
Net Cash Used In Operating Activities	(43,870)	(23,537)
Cash Flows From Investing Activities		
(Issuance)/repayment of loan to related party	40,000	(290,000)
Net Cash Provided by/(Used In) Investing Activities	40,000	(290,000)
Cash Flows From Financing Activities		
Loan from related party	4,000	-
Proceeds from issuance of common stock	-	200
Net Cash Provided By Financing Activities	4,000	200
Net Change In Cash	130	(313,337)
Cash at Beginning of Period	-	313,336
Cash at End of Period	$ 130 $	-
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 1 $	-
Cash paid for income taxes	$ - $	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

F-6

Future Labs VI, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

NOTE 1: NATURE OF OPERATIONS

Future Labs VI, Inc. (the "Company"), doing business as Piestro, is a corporation formed on December 4, 2017 under the laws of Delaware. The Company was formed to sell automated pizza vending machines.

As of December 31, 2019, the Company has not commenced planned principal operations nor generated revenue. The Company's activities have consisted of formation activities, research and development, and capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019, and 2018, the Company's cash balances exceeded FDIC insured limits by $0 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might note be recoverable. The Company capitalizes assets with a useful life greater than 1 year and whose cost is greater than $2,500. No property and equipment has been recorded through December 31, 2019.

Future Labs VI, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when performance obligations have been met under the agreement terms and collection is reasonably assured. No revenue has been earned or recognized as of December 31, 2019 or 2018.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding.

As no potentially dilutive items exist as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year.

Future Labs VI, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $44,193 and $15,562 as of December 31, 2019 and 2018, respectively. The Company pays Federal and California income taxes, and has used an effective blended rate of 28% to derive net deferred tax assets of $12,367 and $4,380 as of December 31, 2019 and 2018, respectively, resulting from its net operating loss carryforwards and other temporary book-to-tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 and 2019 deferred tax assets.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2019, the Company has not commenced planned principal operations and activities have consisted of those related to formation, research and development, and capital raising.

Future Labs VI, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years

The Company has not yet generated any revenues since inception, has sustained net losses of $28,588 and $15,652 and had negative operating cash flows during the years ended December 31, 2019 and 2018, respectively, has an accumulated deficit of $44, 240 as of December 31, 2019, and has limited available liquid assets as of December 31, 2019 with just $130 of cash available.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

The Company has authorized 10,000,000 shares of common stock with par value of $0.0001 per share.

In December 2017, the Company issued to its founder and outside investors a total of 626,673 shares of common stock at $0.50 per share for total proceeds of $313,337.

During March 2018, the Company issued 2,373,327 shares of common stock to its founder for total proceeds of $200. No additional compensation expense was recorded for the fair value of these shares as they were authorized for issuance upon formation in 2017 when the fair value of the Company's stock was de minimus.

These stock issuances were conducted under terms of a shareholder agreement, which includes restrictions on transfer and a Company repurchase option if certain triggering events occur, but contains no vesting provisions.

As of December 31, 2019 and 2018, the Company had 3,000,000 and 3,000,000 shares of common stock issued and outstanding, respectively.

Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock with par value of $0.0001 per share.

As of December 31, 2019 and 2018, no shares were issued and outstanding.

The preferred stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.

Future Labs VI, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RELATED PARTY LOAN RECEIVABLE

On June 27, 2018, the Company loaned $250,000 to a related party, Wavemaker Partners V, LP. The loan bears 6% compounded interest per annum. The loan was payable in full by October 31, 2018, however, the maturity date of the loan was extended by the parties until February 29, 2020 subsequent to December 31, 2019. During the years ended December 31, 2019 and 2018, the Company had recognized $15,460 and $7,685 in interest income, respectively, all of which has remain unpaid as of December 31, 2019.

On November 1, 2018, the Company loaned $40,000 to a related party, Future VC, LLC, under a secured promissory note. The loan bears 3% simple interest per annum. The loan principal and interest was repaid in full on April 1, 2019. During the years ended December 31, 2019 and December 31, 2018, the Company recognized $300 and $200 in interest income, respectively.

NOTE 7: RELATED PARTY NOTE PAYABLE

On March 21, 2019, the Company borrowed $800 under a secured promissory note with a related party. The note bears interest at 3% per annum. The note is payable in full on March 21, 2020, the maturity date. During the year ended December 31, 2019, the Company had recognized $1 of interest expense. This note was repaid during 2019.

On August 22, 2019, the Company borrowed $4,000 under a secured promissory note with a related party. The note bears interest at 3% per annum. The note is payable in full on August 22, 2020, the maturity date. During the year ended December 31, 2019, the Company had recognized $46 of interest expense, all of which remains unpaid as of December 31, 2019.

For all notes, upon the occurrence of a change of control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of an acquisition.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

Future Labs VI, Inc.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 20, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.